

May 12, 2011

Mr. Richard G. Hickson IV
Chief Financial Officer
Parkway Properties, Inc.
One Jackson Place, Suite 1000
188 East Capital Street
Jackson, MS 39201

      RE: **Parkway Properties, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 4, 2011
                File No. 1-11533

Dear Mr. Hickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the currently effective unallocated shelf registration statement on file. In future periodic filings, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, for sales in the reporting period made pursuant to the effective registration statement. In addition, please disclose the amount still available for issuance under the registration statement.

Item 2. Properties

2. To the extent that aggregate acquisitions in future reporting periods are material, please include capitalization rates for such acquisitions. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

3. In future periodic filings, please provide separate disclosure regarding properties held as joint ventures.

4. You provide your rental per square footage information on a weighted average gross basis, which would appear to add in expense reimbursements and exclude concessions. Please provide us with a discussion of the impact of expense reimbursements and concessions on your rental disclosure and include similar information in future filings.

5. In future periodic filings, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

6. You have provided a schedule of lease expirations for the next 6 years on page 14. In future filings, please provide such schedule for the next 10 years and include a column to present the percentage of gross annual rental represented by expiring leases.

Item 7. Management's Discussion and Analysis ..., page 22

Overview, page 22

7. In future periodic filings, please expand your disclosure of your leasing activities for the most recent quarter to include a discussion, where applicable, of the average tenant improvement costs, leasing commissions and tenant concessions.

Results of Operations, page 31

8. We note your disclosure that the "same store portfolio" excludes properties that are classified as discontinued operations. In future periodic filings, to the extent a property is moved from the same store portfolio during the reporting period, please include footnote disclosure identifying the property.

Note K – Commitments and Contingencies

Legal Matters, page 74

9. You disclose that the Company had expensed $1.3 million during 2010 with respect to the pending litigation of your former CFO. Please tell us if this amount was the reserve you removed in the fourth quarter of 2010. In addition, tell us how you determined to establish a reserve for this pending litigation and also tell us what caused you to remove this reserve during the fourth quarter.

10. In addition tell us how you have complied with ASC 450-20-25 and 450-20-50 as it relates to this pending litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief